

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



February 1, 2005

David W. Braswell
Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740

Re: Smurfit-Stone Container Corporation
Incoming letter dated January 13, 2005

Dear Mr. Braswell:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to Smurfit-Stone by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel




PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717



David W. Braswell
(314) 552-6631
(314) 612-2229 (Fax)
dbraswell@armstrongteasdale.com

January 13, 2005

VIA OVERNIGHT MAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Smurfit-Stone Container Corporation
Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 (the "Act"), on behalf of our client, Smurfit-Stone Container Corporation (the "Company"), a Delaware corporation, we are submitting this notice of the Company's intention to omit from its definitive proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") a proposal submitted by Mr. Robert D. Morse (the "2005 Proposal"). The 2005 Proposal is attached as **Exhibit A**.

The Company's 2005 Annual Meeting is scheduled for May 11, 2005. Definitive copies of the 2005 Proxy Materials are expected to be mailed to stockholders and filed with the Commission pursuant to Rule 14-6(b) on or about April 5, 2005. The Company would greatly appreciate the Division of Corporation Finance's (the "Staff") response to this request prior to March 1, 2005, in order that the Company may timely finalize its 2005 Proxy Materials.

The Company intends to exclude the 2005 Proposal from its 2005 Proxy Materials in its entirety because Mr. Morse or his qualified representative failed to appear and present his proposal (the "2004 Proposal") at the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") and never communicated to the Company any reason that might constitute good cause, his 2005 Proposal is in violation of Delaware law and federal proxy rules, and it relates to an election of directors.

Furthermore, if the Staff finds that Mr. Morse or a qualified representative failed to attend and present his 2004 Proposal at the 2004 Annual Meeting without good cause, the Company respectfully requests that the Staff take a no-action position if the Company excludes from its future proxy materials all proposals Mr. Morse may submit for stockholder meetings held in calendar years 2005 and 2006.



I. Background.

By letter dated August 24, 2004, Mr. Morse requested that the Company include his 2005 Proposal in its 2005 Proxy Materials. The 2005 Proposal requests that "Management and Directors return the word 'Against' to all voting cards for the Year 2005 Meeting." Mr. Morse's supporting statements make note of Delaware's plurality voting system for the election of directors of Delaware corporations and claims that it denies stockholders their "Right of Dissent."

On behalf of the Company, we assert that the 2005 Proposal may be lawfully excluded in its entirety from the 2005 Proxy Materials pursuant to the following provisions of the Commission's proxy rules: A) Rule 14a-8(h)(3) because Mr. Morse or his qualified representative failed to appear and present his 2004 Proposal at the 2004 Annual Meeting without good cause; B) Rules 14a-8(i)(2) and 14a-8(i)(3) because implementation of the 2005 Proposal would violate Delaware law and federal proxy rules; and C) Rule 14a-8(i)(8) because it relates to an election of directors. Unless otherwise stated, all rules referenced herein fall under the Act.

To the extent that this letter is based on matters of Delaware law, this letter also constitutes the opinion of counsel, Armstrong Teasdale LLP, given pursuant to Rule 14a-8(j)(2)(iii).

II. Legal Analysis.

A. Mr. Morse or his qualified representative failed to appear and present his 2004 Proposal at the Company's 2004 Annual Meeting without good cause in violation of Rule 14a-8h(1).

A proponent of a stockholder proposal is required under Rule 14a-8(h)(1) to appear and present the proposal at the stockholder meeting or send a qualified representative on the proponent's behalf. If the proponent or a qualified representative fails to do so without good cause, Rule 14a-8(h)(3) states that the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

Mr. Morse submitted his 2004 Proposal to be considered by the stockholders at the Company's 2004 Annual Meeting, and it was included as Proposal 5 in the Company's definitive Proxy Materials for the 2004 Annual Meeting. However, Mr. Morse failed to appear at the 2004 Annual Meeting or send a qualified representative to present the proposal, as required by the rules. In his September 16, 2003 letter to the Company accompanying his 2004 Proposal, as



rephrased, a copy of which is attached as **Exhibit B**, Mr. Morse stated: "My contention that attendance to present at [the] meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules."

Assuming that the above statement was proffered as an excuse for his failure to attend the Company's 2004 Annual Meeting (for the Company is aware of no other reason), Mr. Morse has not demonstrated good cause under Rule 14a-8(h)(3). The Staff has previously held, in connection with prior excuses offered by Mr. Morse, that financial difficulties and the unfairness to stockholders in management's use of company funds to attend meetings do not constitute good cause. *See NCR Corp.* (Jan. 2, 2003) (the Staff agreed that Mr. Morse did not state good cause when he used unfairness and financial burden as an excuse to his requisite appearance at NCR Corporation's 2003 Annual Meeting); and *NCR Corp.* (January 8, 2001) (the Staff agreed that Mr. Morse's argument that attending the meeting would cause financial strain did not establish good cause for his failure to appear and present a proposal).

Mr. Morse's failure to appear at the 2004 Annual Meeting is typical of a pattern that he has established over the past several years. Mr. Morse has submitted a number of proposals to various companies, including the Company, and has repeatedly failed to attend and present his proposals at the companies' annual meetings, without good cause. On numerous occasions, the Staff has permitted companies to exclude Mr. Morse's proposals from their proxy materials on this ground. *See Hudson United Bancorp* (Nov. 8, 2004); *Lucent Technologies Inc.* (Oct. 27, 2004); *Poore Brothers, Inc.* (Feb. 21, 2003); *NCR Corporation* (Jan. 2, 2003); *Wm. Wrigley Jr. Company* (Nov. 20, 2002); *Mattel, Inc.* (Mar. 22, 2002); *Lucent Technologies Inc.* (Sept. 21, 1999); and *Mobile Corporation* (Sept. 3, 1998).

Most notably, the Staff permitted Eastman Kodak Company ("Kodak") to exclude a proposal submitted by Mr. Morse, identical to his 2005 Proposal submitted to the Company, because of his failure to appear and present the proposal submitted for Kodak's 2004 annual meeting. *See Eastman Kodak Co.* (Jan. 5, 2005). Because the Staff based its decision on Rule 14a-8(h)(3) and found that Mr. Morse failed to attend Kodak's 2004 meeting without good cause, the Staff stated that its no-action response "will also apply to any future submissions to Kodak by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006." *Id.*

Because Mr. Morse or his qualified representative failed to appear and present his 2004 Proposal at the 2004 Annual Meeting without good cause, the Company is entitled to exclude all of Mr. Morse's proposals from its proxy materials for any meetings held in the following two calendar years under Rule 14a-8(h)(3). Therefore, the Company may properly exclude Mr. Morse's 2005 Proposal from its 2005 Proxy Materials. The Company may also property exclude from its future proxy materials all proposals that Mr. Morse may submit for stockholder meetings held in calendar years 2005 and 2006.



B. The proposal, if implemented, would cause the Company to violate state law and federal proxy rules under Rules 14a-8(i)(2) and 14a-8(i)(3).

Rule 14a-8(i)(2) permits a company to omit stockholder proposals that, if implemented, would cause the company to violate any state or federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of stockholder proposals when such proposals or supporting statements are contrary to any of the Commission's proxy rules and regulations, which includes Rule 14a-4's proxy requirements and Rule 14a-9's prohibition on making false or misleading statements in proxy materials with respect to any material fact.

The Company is organized under Delaware law. Section 216 of Delaware General Corporation Law (the "DGCL") provides that a corporation's directors shall be elected by a plurality of votes cast unless otherwise provided in the certificate of incorporation or the by-laws of the corporation. The Company has not opted out of this plurality voting requirement in its organizational documents.

As explained in previous no-action letters addressing Delaware law's plurality voting system, nominees for director who receive the greatest number of favorable votes are elected. Even if the number of votes "against" a nominee exceed the number of favorable votes, that nominee will nevertheless be elected so long as the votes for that nominee's election exceed the number of votes cast in favor of another nominee for the same director position. Therefore, votes cast "against" a nominee for election as director will have no legal effect. *See AT&T Wireless Services, Inc.* (Jan. 24, 2003) and *Occidental Petroleum Corp.* (Jan. 2, 2003).

In *Release No. 34-16356* (Nov. 21, 1979), the Commission adopted amendments to Rule 14a-4, the rule that prescribes the form of the proxy card. In this Release, the Commission specifically considered and rejected a requirement, similar to that contained in Mr. Morse's 2005 Proposal, that proxy cards provide a space for stockholders to vote "against" nominees for director. Instead, the Commission required that proxy cards provide a space for stockholders to withhold voting authority for nominees because, in a plurality voting situation such as that of Delaware, a vote "against" a nominee has no effect.

The Staff has consistently held that if a company's governing instruments do not opt out of the plurality voting for director elections that is specified by Delaware law, implementation of the proposals requesting proxy cards to indicate that a stockholder may vote "against" a director will result in the company's proxy materials being false or misleading in violation of Rule 14a-9. *See Mattel, Inc.* (Feb. 21, 2003); *Occidental Petroleum Corp.* (Jan. 2, 2003); *Coca-Cola Co.* (Jan. 2, 2003); and *Visteon Corporation* (Feb. 20, 2002). In fact, the Staff recently took a no-action position on this issue regarding a proposal submitted by Mr. Morse to Avaya Inc. in 2004 that is identical to Mr. Morse's 2005 Proposal. *See Avaya Inc.* (Oct. 14, 2004). The Staff permitted Avaya Inc. to exclude Mr. Morse's original proposal requesting that "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting" and his



revised version, stating that "because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9." *Id.*

Not only is Mr. Morse's 2005 Proposal misleading, but his supporting statements read in connection with it will lead to further stockholder confusion. Although Delaware law gives no legal effect to votes "against" directors, Mr. Morse implies to stockholders that voting "against" directors will keep them out of office, as he states that by "voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." Mr. Morse's reasoning is in direct conflict with Delaware law and is therefore misleading in violation of Rule 14a-9.

The Company's charter and by-laws do not opt out of the plurality voting scheme for director elections specified under Section 216 of the DGCL, and Delaware law gives no legal effect to votes cast "against" a nominee. The inclusion of such an option on proxy voting cards, and the implication of Mr. Morse's supporting statements that voting "against" a director would vote him or her out of office, will require the Company to format its proxy cards in a manner inconsistent with Rule 14a-4 and will render the cards misleading in violation of Rule 14a-9. Thus, Mr. Morse's 2005 Proposal may be properly excluded from the 2005 Proxy Materials under Rules 14a-8(i)(2) and 14a-8(i)(3).

C. The proposal and its supporting statements relate to reforming the election for membership on the Company's board of directors and can therefore be properly excluded under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits a company to omit a stockholder proposal relating to an election for membership to the company's board of directors. The primary purpose of Rule 14a-8(i)(8) is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature" because other proxy rules are available. *Release No. 34-12598* (July 7, 1976) pages 23-24. In its interpretations of this Rule, the Staff has permitted companies to exclude stockholder proposals not only when they directly relate to an election of directors, but also where the proponent's supporting statements contain recommendations regarding the election of directors. For instance, in *Phillips Van-Heusen Corp.* (Apr. 6, 1999), the statement supporting a proposal regarding executive compensation asked stockholders to "vote YES for this proposal and place an 'X-against all' for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the proposal could be omitted entirely pursuant to Rule 14a-8(i)(8) as relating to the election of directors. *See also Crown Cork & Seal Co., Inc.* (Feb. 24, 1999); *Entergy Corporation* (Jan. 19, 1999); and *Lucent Technologies, Inc.* (Nov. 3, 1998) (all permitting exclusion of the same proposal).



Mr. Morse's 2005 Proposal requests Management and Directors to "return the word 'Against' to all voting cards" for the 2005 Annual Meeting. His supporting statements relate solely to the election of directors and debasing Delaware law's plurality voting scheme, stating specifically that "[u]nder this system, any nominee can be elected with even one vote 'For' if that many are listed as available for the number of directors requested." The penultimate paragraph of his 2005 proposal suggests to stockholders that by "voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration . . . A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire."

Not only is Mr. Morse's 2005 Proposal misleading, as discussed above, but the language read together with his supporting statements relates directly to election reform, a subject that the Staff has stated is not proper for stockholder proposals. Therefore, Mr. Morse's 2005 Proposal may be properly excluded from the Company's 2005 Proxy Materials under Rule 14a-8(i)(8).

III. No-Action Letter Request for the 2005 Proposal and Possible 2006 Proposals.

For the foregoing reasons, we hereby respectfully request the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes Mr. Morse's 2005 Proposal from its 2005 Proxy Materials. Should the Staff determine not to take a no-action position, we hereby respectfully request that we be notified and given the opportunity to discuss this matter by telephone before a final determination is issued.

Pursuant to Staff guidance, we hereby respectfully request that if the Staff finds that Mr. Morse or his qualified representative failed to appear and present his 2004 Proposal at the 2004 Annual Meeting without good cause, the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes from its future proxy materials all proposals Mr. Morse may submit for stockholder meetings held in calendar years 2005 and 2006. *See Division of Corporation Finance: Staff Legal Bulletin No. 14, Question C(4)(c)* (July 13, 2001).

Pursuant to Rule 14a-8(j), six copies of the 2005 Proposal and five additional copies of this letter are enclosed. A copy of this letter is also being sent to Mr. Morse.

If the Staff elects to send its Staff Reply Letter via facsimile, please send it to the undersigned at 314.612.2229. Please contact the undersigned at 314.552.6631 should you have any questions concerning this request.



Regards,

ARMSTRONG TEASDALE LLP

By: 
David W. Braswell

JRN
cc: Mr. Craig A. Hunt, Esq., Smurfit-Stone Container Corporation
Mr. E. Timothy Holstein, Esq., Smurfit-Stone Container Corporation
Mr. Robert D. Morse

Exhibit A

Stockholder proposal of Robert D. Morse and accompanying materials, dated August 24, 2004

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Smurfit-Stone Container Corp.
150 North Michigan Avenue
Chicago, IL 60601

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse


Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Smurfit-Stone Container Corp.
150 North Michigan Avenue
Chicago, IL 60601

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



These rhymes are for stress relieMARY HAD A LITTLE LAMB
Not part of the presentation.

Mary had a little lamb
Its fleece was white as snow.
It followed her to school one day
And proceeded to melt on the flo'.

IF IFS AND ANDS

If ' "ifs" and "ands"
Were pots and pans,
Just leave them greasy
Then they're quite easy
To slide off the shelf,
Making it easier for yourself!

WHY NOT ?

A boy should get smarter
Than his Dad;
Hasn't Pop taught him
All he had?
Most of it good
Some perhaps bad.
How? He learned more on the side;
Does this make you
Share his pride?

MARY, MARY

Mary, Mary,
Quite contrary:
"How does your garden grow?"
"Well, I planted the seeds
But there's nothing but weeds!
Now I just want to yell,
'Cause I can't show and tell!

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

"YOU'RE MY MAN !"

These rhymes are for stress relief,
Not part of the presentation.

Keep aware, but do not stare,
Should you hear those words so fair.
The lady may be trying to improve her lot,
And sees in you a chance she's got.

BUZZ OFF !

The hour is now 4:20AM,
Would you believe it, here I am,
Thinking about a swarm of bees,
And how to handle them with ease.
If my readers find it hard to relax,
I might end rhyming, and buzz off their backs.
The "swarm" is a continuing flow of prose,
Which someday might wax interest, who knows ?

OWED TO THE BARBER

WHEN IT'S TIME

I found out when it's time for a shine.
It may happen when you sit in line,
Awaiting your turn in a barber's chair;
That is when you begin to stare
At the occupant's need of a polish job.
But WAIT !, Now is the time for your head to bob,
Cast a look down at your feet,
And you might want to hide them under the seat.

GRITS

Here is something very easy to prove:
Hominy grits, butter and cream is really smooth.
This Southern cereal is easy to swallow,
Especially when your tummy feels hollow.

HAIKU

There is some reason to call it Haiku;
A cover-up for what you do.
When messing up what should be prose,
Calling it Hi Q so no one knows.

Robert Dennis Morse

Exhibit B

Rephrased Stockholder proposal of Robert D. Morse and accompanying materials, dated September 16, 2003

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, IL 60601

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-undertanding that I only have one Proposal, the other wording, offering information to Shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse



Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, IL 60601

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.



These rhymes are for stress relief.
Not part of the presentation

WRITING TIME

Ever wonder how I have time to write ?
It is so easy, in the middle of night.
The house is quiet, 'cept for tick of clock,
With no disturbance, my mind can unblock.
It enables me to build a rhyme or two.
As a trickle of thought passes through.
It only takes time of a minute or more,
To print these words for you to explore.
There were no scratch-outs, the original shows,
And may bring a moment's pleasure, who knows ?

ODE TO ROSIE

BRIGHT EYE

I am usually aware of a bright eye,
That is an alert when I want to buy.
Sometimes getting attention makes one think,
Not everything is "As quick as a wink".
I sometimes sit on a barstool for long,
Awaiting the bartender to stroll along.
They have favorites most every place,
And pay little attention to a fresh face.
Finally I'm noticed, hear: "What will you have ?"
"Hi, I'm Rosie !" is not part of their jave.
Sometimes there is chatting over the phone,
While we sit quietly, waiting alone.
There is a happy ending, as you will see,
When a female has a bright eye for me.

COGNIZANT

Some people are "Lost" without their watch.
They are the ones we need to watch.
What they are saying is: "I'm confused".
And need direction to not be abused.
When I am driving, have no fear,
If I say: "I am cognizant", I am in full gear !

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smurfit-Stone Container Corporation
Incoming letter dated January 13, 2005

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Smurfit-Stone may exclude the proposal under rule 14a-8(h)(3). We note your representation that Smurfit-Stone included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Smurfit-Stone omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Smurfit-Stone by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Smurfit-Stone relies.

Sincerely,



Robyn Manos
Special Counsel